

October 16, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

        Re: GCL Global Holdings Ltd
            Amendment No. 2 to Registration Statement on Form F-4
            Filed September 23, 2024
            File No. 333-280559

Dear Sebastian Toke:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 62

1.   We note you revised the column header in the table on page 62 in response to comment 1 to refer to "Historical" information. However, the balance sheet data included in these columns represents pro forma information. In this regard, we note the pro forma financial statements on page 111 include separate transaction adjustments for each of GCL and RFAC such that the disclosures here do not reflect historical financial information for these entities. Please revise.

October 16, 2024
Page 2

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>
<u>Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024, page 111</u>

2.   We note from your revised disclosures on page 53 and elsewhere, GCL made an additional extension payment, for a total of six payments into the trust since December 31, 2023 and five extension payments since March 31, 2024. Please revise pro forma adjustments (C), (F) and (I) accordingly.

<u>The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Cost of Revenues, page 194</u>

3.   We note your revised disclosures in response to prior comment 6. Please further revise to provide a more substantive discussion regarding the underlying factors driving the increase in costs associated with console game compact discs and console game codes sold and the decrease in cost of game developing fee, and the impact of each of gross profit percentage.

<u>Unaudited Financial Statement of RF Acquisition Corp.</u>
<u>Note 5. Related Party Transactions</u>
<u>Deferred Offering Costs, page F-43</u>

4.   Please revise to disclose the total amount of extension fees included in deferred offering costs that were paid by GCL Global Limited.

<u>Promissory Note - Related Party, page F-44</u>

5.   We note your revised disclosures in response to prior comment 5. Please further revise to clarify, as you have on page 53 and elsewhere, that the $225,000 provided by the Sponsor on December 31, 2023 was funded by Melvin Xeng Thou Ong as part of the Director Promissory Note.

<u>Audited Financial Statements of GCL Global Limited</u>
<u>Note 2 - Summary of significant accounting policies</u>
<u>Indefinite-lived intangible assets, page F-61</u>

6.   You state in your response to prior comment 8, less popular games may be held by the company between 6 months to more than a year. Please provide us with a breakdown of game codes that are greater than one year by those that are two years, three years, four years, and five years and beyond. In addition, to the extent aging trends have fluctuated between fiscal 2023 and 2024 and to date in fiscal 2025, explain the reason for such changes.

7.   You state in your response to prior comment 9 that historically, the majority of sales occur shortly after the acquisition of game codes, while a portion of game codes continue to sell over an extended period of time. Clarify what is meant by "shortly after" and "an extended period of time" in your response. Also, considering the "majority" of codes are sold within a short time of acquisition, explain further how this factored into your determination that all game codes have an indefinite life.

8.   Please address the following as it relates to your response to prior comments 10 and 11 and related disclosures:

- You state on page 200 that indefinite-lived intangibles are evaluated for impairment at least annually and then additionally on an interim basis if a triggering event (i.e., the carrying value of the intangible asset is less than its fair value) occurs. You also state in response to comment 9 that you monitor factors such as new releases of new game version, changing customer preferences, and increased competition and if such factors are identified you assess whether impairment should be recognized. Tell us how often you prepare an analysis to determine whether a triggering event has occurred and how you determine whether impairment should be recognized.
- Clarify whether you perform your analysis on all game codes. To the extent your impairment analysis covers only a subset of game codes, explain how you determine which game codes to evaluate.
- Explain further how aging of game codes factors into your annual impairment analysis as well as in determining whether a triggering event has occurred.
- Tell us how often you have written-down games codes to their current market value.
- Tell us whether you have performed any impairment analysis to date in fiscal 2025, and if so, describe the results of such analysis.
- Provide us with a breakdown by game of the impairments recorded in fiscal 2024 and to date in 2025, if any. Include the specific date and amount of the impairment charge and the name of the game.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Blankenship